EX-99.1
Submitting a letter of intent for acquiring Daewoo Shipbuilding & Marine Engineering Co., Ltd.
POSCO submits a letter of intent for acquiring Daewoo Shipbuilding & Marine Engineering Co., Ltd. to the Korea Development Bank on August 27, 2008.
     ☐ Date of diclosure related with: April 4, 2008